FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                      Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of
                                    1934


                   For the period ended February 28, 2002


                               RTICA Corporation
--------------------------------------------------------------------------------
                   (Translation of registrant's name into English)


             999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
--------------------------------------------------------------------------------
                     (Address of principal executive offices)


  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X   Form 40-F
                             -----            -----


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes         No   X
                         -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------------

          RTICA CORPORATION
          (A DEVELOPMENT STAGE COMPANY)

          Interim Financial statements
          (Expressed in Canadian dollars)

          Period ended February 28, 2002

          UNAUDITED

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

February 28, 2002 and May 31, 2001
(Unaudited)

================================================================================
                                                         February 28   May 31
--------------------------------------------------------------------------------

Assets

Current assets:
   Cash and short-term investments                    $    82,059   $ 1,394,051
   GST and other receivables                               67,334        74,301
   Prepaid expenses                                        10,877         8,442
   -----------------------------------------------------------------------------
                                                          160,270     1,476,794

Fixed assets (note 2)                                     350,927       435,236

Deferred development costs                                      1             1

Goodwill, net of accumulated amortization
  of $102,347 (May 31 - $82,574)                            6,591        26,364

--------------------------------------------------------------------------------
                                                      $   517,789   $ 1,938,395
================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities           $   772,361   $   299,369

Due to government (note 4)                                445,000       200,694

Shareholders' equity:
   Share capital (note 3)                               8,907,618     8,743,768
   Deficit                                             (9,607,190)   (7,305,436)
   -----------------------------------------------------------------------------
                                                         (699,572)    1,438,332

--------------------------------------------------------------------------------
                                                      $   517,789   $ 1,938,395
================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three month periods ended February 28, 2002 and 2001
(Unaudited)

================================================================================
                                                            2002       2001
--------------------------------------------------------------------------------

Income:
   Interest and other                                 $       838   $    19,363

Operating expenses:
   Development                                            486,191       388,313
   Sales and marketing                                     96,219        84,140
   Rent and property taxes                                 44,346        43,874
   Consulting                                              44,272        54,213
   Management fees                                         40,500        37,250
   General and administrative                              36,593        43,420
   Professional fees                                       33,660        40,779
   Amortization of fixed assets                            32,788        50,207
   Patents                                                 25,859          -
   Factory overhead                                        17,607        22,007
   Travel                                                  16,081        21,748
   Amortization                                             6,591         6,591
   Interest and bank charges                                  280           212
   Interest on convertible debenture                         -           10,031
   R&D Contributions and capitalized expenditures            -         (703,290)
   -----------------------------------------------------------------------------
                                                          880,987        99,495
--------------------------------------------------------------------------------

Loss for the period                                      (880,149)      (80,132)

Deficit accumulated during development
  stage, beginning of period                           (8,727,041)   (5,449,135)
--------------------------------------------------------------------------------

Deficit accumulated during development
  stage, end of period                                $(9,607,190)  $(5,529,267)
================================================================================

Loss per share                                        $    (0.035)  $    (0.004)
================================================================================

Weighted average number of common shares outstanding,
   excluding shares held in escrow (note 3)            24,940,864    22,572,947
================================================================================


See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three month periods ended February 28, 2002 and 2001
(Unaudited)

================================================================================
                                                            2002       2001
--------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Loss for the period                                $  (880,149)  $   (80,132)
   Items not involving cash:
      Interest on convertible debenture                      -           10,031
      Amortization of fixed assets                         32,788        50,207
      Amortization of goodwill                              6,591         6,591
   Change in non-cash operating
    working capital:
      GST and other receivables                           (17,335)     (161,404)
      Prepaid expenses                                     (2,435)         -
      Accounts payable and accrued liabilities            311,701        (4,496)
   -----------------------------------------------------------------------------
                                                         (548,839)     (179,203)
Financing activities:
   Issuance of share capital                              163,850          -
   Due to government                                      203,251          -
   Issuance of convertible debentures                        -             -
   -----------------------------------------------------------------------------
                                                          367,101          -

Investing activities:
   Purchase of fixed assets                                (8,667)     (231,430)
   Development expenditures                                  -         (464,582)
   -----------------------------------------------------------------------------
                                                           (8,667)     (696,012)

Change in cash and cash equivalents                      (190,405)     (875,215)

Cash and cash equivalents, start of period                272,464     2,867,635
--------------------------------------------------------------------------------

Cash and cash equivalents, end of period              $    82,059   $ 1,992,420
================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
Interim Consolidated Statements of Operations and Deficit
Nine month periods ended February 28, 2002 and 2001, and cumulative from inception
(Unaudited)

===================================================================================================================
                                                                                                        Cumulative
                                                                                                       Period from
                                                                                                     June 13, 1991
                                                                                                    (inception) to
                                                                                                      February 28,
                                                                            2002             2001             2002
-------------------------------------------------------------------------------------------------------------------
Income:
   Interest                                                           $     38,107    $     83,189    $    205,631
   Fees and licenses                                                          -               -            622,482
   ----------------------------------------------------------------------------------------------------------------
                                                                            38,107          83,189         828,113

Operating expenses:
   Development                                                           1,161,091         662,271       3,818,391
   Sales and marketing                                                     226,057         177,245         609,612
   Consulting                                                              212,409         264,624       1,639,597
   Professional fees                                                       157,574         220,051       1,066,945
   Rent and property taxes                                                 120,856         112,767         344,398
   Management fees                                                         113,000         112,250         986,386
   General and administrative                                              111,812         170,301         746,728
   Amortization of fixed assets                                             98,364         118,740         271,617
   Factory overhead                                                         52,821          34,262         105,887
   Travel                                                                   36,763          44,147         393,088
   Patents                                                                  26,797            -             71,083
   Amortization                                                             19,773          19,773         102,347
   Interest and bank charges                                                 1,294             711         137,390
   Foreign exchange                                                          1,250            -               -
   Interest on convertible debenture                                          -             37,881         141,834
   R&D Contributions and capitalized
     expenditures                                                             -           (703,290)           -
   ----------------------------------------------------------------------------------------------------------------
                                                                         2,339,861       1,271,733      10,435,303
-------------------------------------------------------------------------------------------------------------------

Loss for the period                                                     (2,301,754)     (1,188,544)     (9,607,190)

Deficit accumulated during development
  stage, beginning of period                                            (7,305,436)     (4,340,723)           -
-------------------------------------------------------------------------------------------------------------------

Deficit accumulated during development
  stage, end of period                                                $ (9,607,190)   $ (5,529,267)   $ (9,607,190)
===================================================================================================================

Loss per share                                                        $      (0.09)   $      (0.06)
===================================================================================================================

Weighted average number of common shares
  outstanding, excluding shares held
  In escrow shares (note 3)                                             24,816,086      21,123,571
===================================================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Nine month periods ended February 28, 2002 and 2001, and cumulative from inception
(Unaudited)

===================================================================================================================
                                                                                                        Cumulative
                                                                                                       Period from
                                                                                                     June 13, 1991
                                                                                                    (inception) to
                                                                                                      February 28,
                                                                            2002             2001             2002
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Loss for the period                                                $ (2,301,754)   $ (1,188,544)   $ (9,607,190)
   Items not involving cash:
     Interest on convertible debenture                                        -             37,881         115,970
     Amortization of fixed assets                                           98,364         118,740         271,617
     Amortization of goodwill                                               19,773          19,773         102,347
     Interest expense on converted loan                                       -               -             96,000
     Expenses settled by issuance
      of common shares                                                        -               -            431,388
     Foreign exchange                                                        1,250            -            (25,621)
   Change in non-cash operating
     working capital:
      GST and other receivables                                              6,967         (88,577)        (67,334)
      Prepaid expenses                                                      (2,435)           -            (10,877)
      Accounts payable and accrued liabilities                             472,992        (672,607)        691,015
   ----------------------------------------------------------------------------------------------------------------
                                                                        (1,704,843)     (1,773,334)     (8,002,685)
Financing activities:
   Due to government                                                       244,306            -            445,000
   Issuance of convertible debentures                                         -               -          1,860,000
   Issuance of common shares                                               163,850            -          2,436,617
   Issuance of special warrants                                               -          2,759,241       2,870,659
   Exercise of share purchase warrants                                        -               -            553,541
   Proceeds from loan payable                                                 -               -            254,000
   ----------------------------------------------------------------------------------------------------------------
                                                                           408,156       2,759,241       8,419,817

Investing activities:
   Purchase of fixed assets                                                (14,055)       (241,630)       (622,543)
   Deferred development costs                                                 -           (464,582)             (1)
   Cash acquired on reverse takeover                                          -               -            261,850
   ----------------------------------------------------------------------------------------------------------------
                                                                           (14,055)       (706,212)       (360,694)

Foreign exchange gains held on foreign currency                             (1,250)           -             25,621
-------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents                                     (1,311,992)        279,695          82,059

Cash and cash equivalents, start of period                               1,394,051       1,712,725            -

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                              $     82,059    $  1,992,420    $     82,059
===================================================================================================================

See accompanying notes to interim financial statements.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Nine month periods ended February 28, 2002
(Unaudited)
================================================================================

1.   Significant accounting policies:

     These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Canadian GAAP differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, refer to the Company's annual financial statements.

2.   Fixed Assets:

     ===========================================================================
                                              Accumulated   Net Book   Net Book
                                      Cost   Amortization      Value      Value
                                                         February 28     May 31
     ---------------------------------------------------------------------------
     Machinery and equipment   $  530,518   $  225,190   $  305,328   $  388,029
     Furniture                     11,451        4,799        6,652        7,384
     Vehicles                      15,848        7,477        8,371       10,306
     Computer hardware             63,867       33,291       30,576       29,517
     ---------------------------------------------------------------------------
                               $  621,684   $  270,757   $  350,927   $  435,236
     ===========================================================================

3.   Share capital:

     As of February 28, 2002, the Company had 34,835,636 common shares and 3,255,750 Company stock options outstanding. In addition, there are 201,667 broker compensation options outstanding exercisable at $0.60 per share and expiring on June 14, 2002, issued in connection with a private placement in June 2000. During the quarter ended February 28, 2002, the company granted 225,000 options, exercisable at $0.48 expiring on January 17, 2005. There where no stock options expiring during the period.

     Using the treasury stock method, the weighted average number of common shares outstanding used in determining basic earnings per share excludes 9,298,939 of escrowed shares.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont'd)

Nine month periods ended February 28, 2002
(Unaudited)
================================================================================

4.   Due to government:

     The company has signed a contract with the National Research Council of Canada, whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company's gross revenue up to a maximum of $667,500.

5.   Related party transactions:

     Amounts expended during the nine month period ended February 28, 2002 were as follows:

     ===========================================================================
     Type of service            Nature of relationship        February 28, 2002
     ---------------------------------------------------------------------------
     Sales and marketing        Shareholder and officer             $   138,328
     Management fees            Shareholder, director and officer       118,500
     Development charges        Shareholders and director               172,887
     Consulting                 Shareholder and director                  4,950
     Professional fees          Shareholder, director and officer        31,391
     ===========================================================================

6.   Subsequent Events

     On April 18, 2002 the Company secured $340,00 in bridge financing for general working capital purposes in tranches of $150,000 and $190,000 respectively, both amounts to bear interest at the rate of 15%. The latter advance is secured by a General Security Agreement over the Company's assets. A total of 80,000 common shares of the Company were allocated to the lenders as an inducement to advance the funds. The loans are repayable in 6 months, or earlier in the event that the Company raises at least $700,000 in additional equity. The common shares allocated have a hold period expiring on August 16, 2002.


7.   Comparative figures:

     Certain comparative figures have been reclassified to conform to presentation adopted in the current year.

                                 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RTICA Corporation
                                   -------------------------------------
                                   (Registrant)

Date May 16, 2002              By: /s/ Warren Arseneau
    ------------------             -------------------------------------
                                   *Warren Arseneau,
                                    President



* Print the name and title of the signing officer under his signature.